Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Raytech Holding Ltd (RAY) and Worry Free Group (Hong Kong) Limited (Worryfree) adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma combined balance sheet as of September 30, 2025, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended September 30, 2025 and for the period ended March 31, 2025, give pro forma effect to the Business Combination as if it had occurred on April 1, 2024. This information should be read together with RAY’s and Worryfree’s respective unaudited financial statements and other financial information included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of September 30, 2025, has been prepared using the following:

●	RAY’s unaudited consolidated balance sheet as of September 30, 2025, as included elsewhere in this registration statement; and

●	Worryfree’s unaudited condensed balance sheet as of September 30, 2025, as included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the six months ended September 30, 2025, has been prepared using the following:

●	RAY’s unaudited consolidated statement of operations for the six months ended September 30, 2025, as included elsewhere in this registration statement; and

●	Worryfree’s unaudited condensed statement of operations for the six months ended September 30, 2025, as included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the year ended March 31, 2025, has been prepared using the following:

●	RAY’s audited consolidated statement of operations for the year ended March 31, 2025, as included elsewhere in this registration statement; and

●	Worryfree’s audited condensed statement of operations for the period ended March 31, 2025, as included elsewhere in this registration statement (Operation result for the period from April 1 to 7, 2024 is considered nil for the pro forma).

Description of the Business Combination

On December 23, 2025, RAY has entered into a Business Combination Agreement with Worryfree. Pursuant to the Business Combination Agreement, RAY will acquire 100% of Worryfree’s equity shares upon the consideration a total consideration of US$6,099,000, which consists of: (a) US$4,099,000 by cheque or telegraphic transfer upon completion (b) US$2,000,000 by way of issue of the Promissory Note with 2% interest per annum and maturity in 2 years (the “Business Combination”).

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the combined company upon consummation of the Business Combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the Post-Combination Company will experience. RAY and Worryfree did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET

	9/30/2025	9/30/2025	9/30/2025		9/30/2025	9/30/2025
	(A) RAY (historical)	(B) Worryfree (historical)	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Pro Forma Balance Sheet
	HKD	HKD	HKD		HKD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	121,544,270	6,755,697	-		128,299,967	16,489,091
Accounts receivable, net	3,166,952	17,811,850	-		20,978,802	2,696,192
Merchandise inventories, net	5,799,922	-	-		5,799,922	745,405
Prepayments	15,194,115	-	-		15,194,115	1,952,746
TOTAL CURRENT ASSETS	145,705,259	24,567,547	-		170,272,806	21,883,434

NON-CURRENT ASSETS
Deferred offering cost	659,625	-	-		659,625	84,775
Long-term deposits	16,200	-	-		16,200	2,082
Goodwill	-	-	47,978,180	(1)	47,978,180	6,166,148
TOTAL NON-CURRENT ASSETS	675,825	-	47,978,180		48,654,005	6,253,005
TOTAL ASSETS	146,381,084	24,567,547	47,978,180		218,926,811	28,136,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,072,335	21,966,500	-		23,038,835	2,960,947
Accounts payable - related parties	22,266,672	-	-		22,266,672	2,861,709
Other payables and accrued liabilities	1,351,231	21,995	48,078,180	(1)	49,451,406	6,355,487
Contract liabilities	2,773,891	-	-		2,773,891	356,500
Tax payables	1,304,285	33,072	-		1,337,357	171,877
Amount due to shareholder	–	2,144,972	-		2,144,972	275,671
TOTAL CURRENT LIABILITIES	28,768,414	24,166,539	48,078,180		101,013,133	12,982,191

TOTAL LIABILITIES	28,768,414	24,166,539	48,078,180		101,013,133	12,982,191

(A)	Derived from unaudited condensed consolidated balance sheet of RAY as of September 30, 2025, as part of its unaudited financial statements for the six months ended September 30, 2025;
(B)	Derived from unaudited balance sheet of Worryfree as of September 30, 2025, as part of its unaudited financial statements for the six months ended September 30, 2025.
(1)	Reflects the estimated consideration payable of HKD 48,078,180 (USD 6,179,000) including payment in cash, payment of the Promissory Note’s principal and interest. And the preliminary estimated goodwill recognized upon the business combination of HKD 47,978,180 (USD 6,166,148).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET — (Continued)

	9/30/2025	9/30/2025	9/30/2025		9/30/2025	9/30/2025
	(A) RAY (historical)	(B) Worryfree (historical)	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Pro Forma Balance Sheet
	HKD	HKD	HKD		HKD	USD
COMMITMENTS AND CONTINGENCIES	-	-	-		-	-

SHAREHOLDERS’ EQUITY
Ordinary shares	2,137	100,000	(100,000)	(1)	2,137	275
Additional paid-in capital	73,616,990	-	-		73,616,990	9,461,244
Retained Earnings	43,993,543	301,008	-		44,294,551	5,692,729
TOTAL SHAREHOLDERS’ EQUITY	117,612,670	401,008	(100,000)		117,913,678	15,154,248

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	146,381,084	24,567,547	47,978,180		218,926,811	28,136,439

(A)	Derived from unaudited condensed consolidated balance sheet of RAY as of September 30, 2025, as part of its unaudited financial statements for the six months ended September 30, 2025;
(B)	Derived from unaudited balance sheet of Worryfree as of September 30, 2025, as part of its unaudited financial statements for the six months ended September 30, 2025.
(1)	Reflects the estimated consideration payable of HKD 48,078,180 (USD 6,179,000) including payment in cash, payment of the Promissory Note’s principal and interest. And the preliminary estimated goodwill recognized upon the business combination of HKD 47,978,180 (USD 6,166,148).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

	Six months ended 9/30/2025	Six months ended 9/30/2025	Six months ended 9/30/2025	Six months ended 9/30/2025	Six months ended 9/30/2025
	(A) RAY (historical)	(B) Worryfree (historical)	Transaction Accounting Adjustments	Pro Forma Income Statement	Pro Forma Income Statement
	HKD	HKD	HKD	HKD	USD

REVENUE	37,578,932	34,276,700	-	71,855,632	9,234,874

OPERATING EXPENSES:
Cost of revenue	(27,708,506)	(32,775,600)	-	(60,484,106)	(7,773,408)
Selling, general and administrative expenses	(5,177,047)	(1,591,290)	-	(6,768,337)	(869,866)
Total operating expenses	(32,885,553)	(34,366,890)	-	(67,252,443)	(8,643,274)

INCOME/(LOSS) FROM OPERATIONS	4,693,379	(90,190)	-	4,603,189	591,600

OTHER INCOME (EXPENSE)
Interest income	1,362,022	5,651	-	1,367,673	175,773
Loss from foreign currency exchange	(307,518)	(2,415)	-	(309,933)	(39,833)
Other income (expense), net	116,195	(2,009)	-	114,186	14,675
Total other income, net	1,170,699	1,227	-	1,171,926	150,615

INCOME/(LOSS) BEFORE INCOME TAX PROVISION	5,864,078	(88,963)	-	5,775,115	742,215
PROVISION FOR INCOME TAXES	(1,114,203)	-	-	(1,114,203)	(143,197)
NET INCOME/(LOSS)	4,749,875	(88,963)	-	4,660,912	599,018

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	1,917,286	100,000	(100,000)	1,917,286	1,917,286

EARNINGS PER SHARE
Basic and diluted	2.48	(0.89)	-	2.43	0.31

(A)	Derived from unaudited condensed consolidated statement of operations of RAY for the six months ended September 30, 2025;
(B)	Derived from unaudited consolidated statement of operations of Worryfree for the six months ended September 30, 2025.
(1)	Reflects the estimated consideration payable of HKD 48,078,180 (USD 6,179,000) including payment in cash, payment of the Promissory Note’s principal and interest. And the preliminary estimated goodwill recognized upon the business combination of HKD 47,978,180 (USD 6,166,148).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2025

	The year ended 3/31/2025	The year ended 3/31/2025	The year ended 3/31/2025	The year ended 3/31/2025	The year ended 3/31/2025
	(A) RAY (historical)	(B) Worryfree (historical)	Transaction Accounting Adjustments	Pro Forma Income Statement	Pro Forma Income Statement
	HKD	HKD	HKD	HKD	USD

REVENUE	78,739,564	27,454,540	-	106,194,104	13,649,804

OPERATING EXPENSES:
Cost of revenue	(60,931,870)	(26,823,100)	-	(87,754,970)	(11,279,704)
Selling, general and administrative expenses	(10,158,945)	(213,321)	-	(10,372,266)	(1,333,213)
Total operating expenses	(71,090,815)	(27,036,421)	-	(98,127,236)	(12,612,917)

INCOME FROM OPERATIONS	7,648,749	418,119	-	8,066,868	1,036,887

OTHER INCOME (EXPENSE)
Interest income	3,158,654	3,990	-	3,162,644	406,515
(Loss)/Gain from foreign currency exchange	(328,471)	3,677	-	(324,794)	(41,748)
Other income (expense), net	45,922	(2,744)	-	43,178	5,550
Total other income, net	2,876,105	4,923	-	2,881,028	370,317

INCOME BEFORE INCOME TAX PROVISION	10,524,854	423,042	-	10,947,896	1,407,204
PROVISION FOR INCOME TAXES	(2,256,487)	(33,072)	-	(2,289,559)	(294,292)
NET INCOME	8,268,367	389,970	-	8,658,337	1,112,912

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	1,087,401	100,000	(100,000)	1,087,401	1,087,401

EARNINGS PER SHARE
Basic and diluted	7.60	3.90	-	7.96	1.02

(A)	Derived from audited condensed consolidated statement of operations of RAY for the year ended March 31, 2025;
(B)	Derived from audited statement of operations of Worryfree for the period April 8, 2024 to March 31, 2025. Operation result for the period from April 1 to 7, 2024 is considered nil.
(1)	Reflects the estimated consideration payable of HKD 48,078,180 (USD 6,179,000) including payment in cash, payment of the Promissory Note’s principal and interest. And the preliminary estimated goodwill recognized upon the business combination of HKD 47,978,180 (USD 6,166,148).

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). RAY has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

RAY and Worryfree have not had any historical relationship prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025, are as follows:

1)	Reflects the estimated consideration payable of HKD 48,078,180 (USD 6,179,000) including payment in cash, payment of the Promissory Note’s principal and interest. And the preliminary estimated goodwill recognized upon the business combination of HKD 47,978,180 (USD 6,166,148).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Earnings per share

As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.